SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A
                                  Rule 13d-102

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                            Scholastic Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   807066105
--------------------------------------------------------------------------------
                                 (CUSIP Number)


--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
                               |_| Rule 13d-1 (b)
                               |_| Rule 13d-1 (c)
                               |_| Rule 13d-1 (d)

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 807066105                    13G                           Page 2 of 5
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    William W. Robinson
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                  5    SOLE VOTING POWER

                       195,974
                  --------------------------------------------------------------
  NUMBER OF       6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY          1,192,506
   OWNED BY       --------------------------------------------------------------
     EACH         7    SOLE DISPOSITIVE POWER
  REPORTING
    PERSON             195,974
     WITH         --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       1,192,506
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,388,480
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                            |X|
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    8.60%
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

    IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

Item 1.

      (a)   Name of Issuer

            Scholastic Corporation

      (b)   Address of Issuer's Principal Executive Offices

            555 Broadway
            New York, New York 10012

Item 2.

      (a)   Name of Person Filing

            William W. Robinson

      (b)   Address of Principal Business Office or, if none, Residence

            1016 Centre Street
            Newton, MA 02459

      (c)   Citizenship

            United States

      (d)   Title of Class of Securities

            Common Stock, par value $.01 per share

      (e)   CUSIP Number

            807066105

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

      Not applicable.

Item 4. Ownership (at December 31, 1999)

      (a)   Amount Beneficially Owned

         (see Note to Item 4(a))

Note to Item 4(a):      Includes (A) 2,825 shares and 1,825 shares of Common
                        Stock owned by two trusts for the benefit of the children of Mr. W. Robinson, of which he shares voting and investment power with his wife, Kathryn K. Robinson, and (B) shares owned by the Trust under the Will of Maurice R. Robinson (the "Maurice R. Robinson Trust"), as follows: (i) 841,546 shares of Common Stock and (ii)
                        324,310 shares of Common Stock which are receivable upon conversion of 324,310 shares of Class A Stock, par value
                        $.01 per share. The shares of Class A Stock are convertible into shares of Common Stock, at any time at the option of the holder thereof, on a share-for-share basis. Richard Robinson, Barbara Robinson Buckland, Mary
                        Sue Robinson Morrill and William W. Robinson are trustees of the Maurice R. Robinson Trust, with shared voting and investment power with respect to the shares of Common Stock and Class A Stock owned by the Maurice
                        R. Robinson Trust. Does not include 22,000 shares of
                        Common Stock held in the 1997 Robinson Family Trust in respect of all of which Mr. W. Robinson disclaims beneficial ownership, voting power and dispositive power.

   (b)  Percent of Class

                        8.60%

   (c)  Number of shares as to which such person has:

        i)   sole power to vote or to direct the vote

                        195,974

        ii)  shared power to vote or to direct the vote

                        1,192,506   (see Note to Item 4(a))

        iii) sole power to dispose or to direct the disposition of

                        195,974

        iv)  shared power to dispose or to direct the disposition of

                        1,192,506   (see Note to Item 4(a))

Item 5. Ownership of Five Percent or Less of a Class

        Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

        The trusts of the children of Mr. W. Robinson and the Maurice R. Robinson Trust have the right to receive dividends from, or the proceeds from the sale of, the shares of Common Stock and Class A Stock referred to in the Note to Item 4(a).

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

        Not applicable.

Item 8. Identification and Classification of Members of the Group

        Not applicable.

Item 9. Notice of Dissolution of Group

        Not applicable.

Item 10. Certification

        Not applicable.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                February 14, 2000
                                                --------------------------------
                                                      Date


                                                /s/ William W. Robinson
                                                --------------------------------
                                                      Signature


                                                 William W. Robinson
                                                --------------------------------
                                                      Name/Title